Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated August 14, 2025 with respect to the financial statements of Pursuit Asset-Based Income Fund for the one day period ended July 11, 2025, and our report dated May 19, 2025 with respect to the financial statements of Pursuit Alternative Income Fund, L.P. for the period from October 11, 2024 (commencement of operations) through December 31, 2024, which are contained in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned reports in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Independent Registered Public Accounting Firm; Legal Counsel”, “Independent Registered Public Accounting Firm” and “Financial Statements”.

/s/ Grant Thornton LLP

Chicago, Illinois

September 22, 2025